Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR

Opfikon, Switzerland, 18 February 2026 – 07:00 CET

Sunrise meets its financial targets, confirms 2.7% dividend growth for the 2025 financial year and expects progressive dividend-per-share policy for 2026

•

Solid commercial performance in the 2025 financial year: net customer growth of +82,000 mobile postpaid[1] subscriptions and a stable Internet customer base (-3,000 Internet[2] subscriptions). The full-year mobile postpaid[1] result was supported by strong commercial performance in Q4 2025.

•

2025 financial targets achieved: dividend growth[3] of +2.7% year-on-year (YoY) enabled by an increase in Adjusted FCF[4,5] of +4.7% to CHF 379.7 million, supported by lower P&E Additions (CAPEX6) of -6.1% YoY, representing 16.0% of revenue, and a higher Adjusted EBITDAaL[5] (+0.9% YoY). Revenue was broadly stable (-1.1% YoY), the net loss decreased significantly (-70.0%), net cash from operating activities fell by -5.0% and capital expenditures disclosed in the cash-flow statement[7] decreased by -7.7%.

•	Proposed dividend distribution[3] for 2025 totals approximately CHF 251 million, consisting of a dividend per Sunrise Class A Share of CHF 3.42 and CHF 0.34 per Sunrise Class B Share.

•

Guidance for 2026: revenue broadly stable; Adjusted EBITDAaL[5] around CHF 1 billion; CAPEX[6]-to-revenue ratio below 15%; and Adjusted FCF[5] to grow to CHF 380 – 400 million[8]. Dividend per share in 2027 for the 2026 financial year expected to grow by more than +2.0% YoY, to CHF 3.49 per Sunrise Class A Share and CHF 0.35 per Sunrise Class B Share.[9]

•	2025 Annual Report published, including the Sustainability Report.

Consolidated results for the 2025 financial year

(CHF million)	12 months 2024	12 months 2025	Change
Revenue	3,018.0	2,983.4	(1.1%)
Residential customers	2,161.1	2,107.2	(2.5%)
Business customers and wholesale	842.3	859.0	2.0%
Infrastructure & support functions	14.6	17.2	17.8%
Adjusted EBITDAaL[5]	998.4	1,006.9	0.9%
P&E Additions (CAPEX6)	(509.9)	(478.7)	(6.1%)
Adjusted EBITDAaL[5] less P&E Additions (CAPEX6)	488.5	528.2	8.1%
Adjusted FCF[4,5]	362.5	379.7	4.7%

As reported:
Net loss	(361.9)	(108.5)	(70.0%)
Net cash provided by operating activities	1,279.1	1,215.2	(5.0%)
Capital expenditures in the cash-flow statement [7]	(541.1)	(499.5)	(7.7%)

Note: The key financial figures and growth rates are presented on a rebased (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

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«In a challenging market environment, we succeeded in significantly increasing Adjusted Free Cash Flow, thereby ensuring attractive dividend growth. This was supported by solid business performance, resulting in an increase in Adjusted EBITDAaL and stable revenue development, and this meant that we achieved our 2025 financial targets,» summarised André Krause, Sunrise CEO.

Looking ahead to 2026, André Krause added: «We’re well positioned with our multi-brand strategy in the residential-customers area and B2B as growth drivers and in the current year we’re focusing on further optimising our strategy’s operational execution. We expect stable performance with falling costs and lower investment volumes and therefore increase in Adjusted Free Cash Flow that will support further dividend growth of more than 2%.»

Continued customer growth

Sunrise continued its customer growth in the 2025 financial year despite generally lower market liquidity. In the mobile postpaid1 segment, net growth amounted to +2.9% with +82,000 RGUs (revenue-generating units), while the Internet2 segment remained stable (-0.3% with -3,000 RGUs). In Q4 2025, supported by seasonally higher market liquidity, net growth reached +31,000 mobile postpaid¹ RGUs, accompanied by a trend reversal towards improved momentum in the Internet2 segment (-2,000 RGUs) compared with the previous quarter.

The share of broadband customers who also subscribed to a Sunrise mobile postpaid offer continued to develop positively, driven by ongoing successful cross-selling. The fixed-mobile convergence rate (FMC10) increased by 1.8 percentage points year-on-year to 59.8%. As of 31 December 2025, Sunrise counted around 3.16 million mobile, 1.28 million Internet and 0.96 million enhanced TV RGUs.

Innovations drive growth

Customer growth was once again supported by increased customer loyalty within the main brand. With the launch of the «Swiss Connect» mobile portfolio, Sunrise continued to execute its strengthened focus on customer loyalty consistently. Additionally, with the shutdown of the 3G network, Sunrise is focusing exclusively on modern 4G and 5G technologies, including a nationwide 5G standalone network with over 99.5% coverage of the population. This has strengthened its position in the premium segment in conjunction with the Iconic Bundle, which addresses the need for seamless global connectivity with the latest devices and worldwide roaming.

Additional support came from the expansion of the main-brand portfolio with services that complement the telecommunications offering. With a Home Security product for professional protection at home, Sunrise has tapped into further growth potential, especially since the Home Security solution can be used with any Internet connection and is therefore also aimed at customers of other telecom providers.

With the renewal of the yallo mobile portfolio and the launch of the new flanker brand CHmobile, Sunrise further strengthened its multi-brand strategy across the segments beneath the main brand. While yallo continued to grow in the «smart shopper» segment11 with standardised, easy-to-use mobile and Internet products, CHmobile, as a purely mobile offer available only online, is positioning itself directly below yallo in the price-sensitive «budget» segment11. It pursues a fast-follower strategy that allows the brand to react quickly to competition.

The growth strategy in the business customer segment, primarily focused on SMEs, also continued to progress. The launch and expansion of the SME Ready portfolio – which targets a broad range of SMEs in commerce and services – made a significant contribution to business customer growth, in addition to a large number of renewals and new-contract wins with larger enterprises.

Subscription growth, supported in part by these innovations, had a positive effect on revenue development and on the growth in Adjusted EBITDAaL.

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Financial result in line with 2025 guidance

In the 2025 financial year, revenue was broadly stable (-1.1% YoY). The development in the residential Internet segment (-6.0% YoY) was mainly affected by the completion of the migration of UPC customers to Sunrise products, follow-on effects and lower market liquidity throughout the year and in Q4. Revenue in the residential mobile segment remained broadly stable (-0.4% YoY), supported by customer growth despite lower roaming revenues due to included services and generally longer device-replacement cycles. A traditionally strong Q4 device-sales performance also supported mobile revenue. Revenue growth in the business customer and wholesale segment (+2.0% YoY) contributed positively throughout the year and particularly strongly in Q4 (+4.5% YoY).

Adjusted EBITDAaL5 also increased slightly in the 2025 financial year (+0.9% YoY) thanks to a combination of continued cost discipline, improved cost efficiency in operating expenses (OPEX) and optimised lease costs over the year. In Q4, Adjusted EBITDAaL5 recorded a slight decline (-1.4% YoY), primarily due to changed seasonality in operating expenses compared with the previous year.

P&E Additions (CAPEX6) amounted to 16.0% of revenue in the 2025 financial year and decreased (-6.1% YoY), mainly due to lower network-related spending thanks to sufficient capacity and the phase out of integration-related «costs to capture». The sharp decline in Q4 (-20% YoY) was largely attributable to front-loaded network investments and also the phase out of integration-related «costs to capture».

Adjusted FCF4,5 increased in the 2025 financial year (+4.7% YoY). The increase was mainly driven by higher Adjusted EBITDAaL5 less P&E Additions (CAPEX6, +8.1% YoY) and lower interest expenses.

The reduction in the net loss (-70.0% YoY) in the 2025 financial year was primarily attributable to changes in financial income and expenses related to foreign-currency derivative instruments (affected by the depreciation of the U.S. dollar against the Swiss franc) and to lower interest expenses resulting from deleveraging linked to the spin-off.

With respect to debt structure and net debt, a substantial portion of debt was refinanced in 2025. This resulted in extended maturities (approximately 86% of the debt maturing in 2031 or later) coupled with an attractive weighted average cost of debt of 2.8%12 and a net leverage ratio of 4.5x as of 31 December 2025.

Consolidated results for Q4 2025

(CHF million)	Q4 2024	Q4 2025	Change
Revenue	784.7	788.8	0.5%
Residential customers	551.4	546.5	(0.9%)
Business customers and wholesale	223.9	234.0	4.5%
Infrastructure & support functions	9.4	8.3	(11.7%)
Adjusted EBITDAaL[5]	246.1	242.7	(1.4%)
P&E Additions (CAPEX6)	(141.4)	(113.1)	(20.0%)
Adjusted EBITDAaL[5] less P&E Additions (CAPEX6)	104.7	129.6	23.8%
Adjusted FCF[4,5]	243.7	306.2	25.6%

As reported:
Net loss	(142.7)	(49.2)	(65.5%)
Net cash provided by operating activities	459.0	461.5	0.5%
Capital expenditures in the cash-flow statement [7]	(175.5)	(130.6)	(34.4%)

Note: The key financial figures and growth rates are presented on a rebased (IFRS) basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

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Dividend distribution for the 2025 financial year totals approximately CHF 251 million

Sunrise will propose to the Annual General Meeting on 7 May 2026 the distribution of a dividend of CHF 3.42 per Sunrise Class A Share and CHF 0.34 per Sunrise Class B Share for the 2025 financial year. This corresponds to a total payout of approximately CHF 251 million. Dividend growth for Sunrise Class A Shares amounts to 2.7% YoY9. The dividend payout ratio for the 2025 financial year corresponds to ~66% of Adjusted FCF 4,5.

The dividends will be paid exclusively from reserves from foreign capital contributions and will therefore be treated for Swiss tax purposes as a repayment of qualifying additional paid-in capital. Accordingly, the dividend for the 2025 financial year will not be subject to the 35% Swiss withholding tax. For individuals resident in Switzerland who hold the Shares as private assets, the dividend is also generally not subject to Swiss income tax. Sunrise expects this tax treatment for dividends to continue in the medium-term future.

Strategy and guidance for the 2026 financial year

The 2026 strategy remains largely unchanged. The main brand, the flanker brands and the business customer segment will continue to be the key drivers of growth.

In terms of commercial execution, the main brand will place even stronger emphasis on developing existing customer relationships through service, innovation and loyalty benefits. With its strengthened flanker brands, Sunrise is even better positioned to compete and to benefit from changing market liquidity across all segments. In the business customer segment, Sunrise is also anticipating accelerated growth for 2026, among other things due to the newly launched «SME Future Ready» product, which offers SMEs more services at the level of large customers.

Sunrise expects that the Internet business will show gradual improvements on trajectory throughout 2026, and this will be reflected in revenue development.

Overall, Sunrise expects slightly lower operating expenses, assisted by the effect of the reorganisation although this is primarily focused on clearer responsibilities, consolidation of related functions and AI-driven productivity gains, rather than a programme aimed solely at cost reduction.

The major infrastructure-expansion programmes have largely been completed. Sunrise expects a normalisation of the investment level from 2026 onwards. Investments will increasingly shift toward products, service and innovation. AI-driven software developments are expected to help reduce capital expenditure. As a result, Sunrise expects somewhat lower investment volumes.

Based on these and other expectations, Sunrise presents the following financial guidance for 202613:

•	Revenue: broadly stable

•	Adjusted EBITDAaL[5]: around CHF 1 billion

•	P&E Additions (CAPEX6)/Revenue: <15%

•	Adjusted FCF[4,5]: CHF 380 – 400 million[8]

•	Expected dividend for financial year 2026: CHF 3.49 per Class A Share and CHF 0.35 per Class B Share in 2027, in line with the targeted progressive dividend policy (+>2% YoY).[9]

[1]	Net additions of residential customers and B2B.
[2]

Organic net adds of 0k in Q2 2025 and (7k) in Q3 2025 and (2k) in Q4 2025, removal of ~2k/~3k/~1k non-organic, non-revenue-generating customers. In Q2/Q3 the removal was part of the interbrand migrations, whereas the Q4 correction related to a technical clean-up of legacy ADSL lines identified in January 2026 with no underlying customers, billing or revenues. It has been adjusted in Q4 2025 to maintain comparability of organic trends; broadband Internet base RGU development in Q2 – Q4 2025 includes the removal, resulting in (2k), (3k) and (1k) per the factsheet disclosure.

[3]

To be proposed by the Sunrise Board of Directors and subject to approval by the Annual General Meeting of Sunrise. Dividends will be exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. As of 31 December 2025, the amount of reserves from foreign capital contributions amounted to CHF 2.57 billion. Accordingly, the dividend for the 2025 financial year will not be subject to Swiss Withholding Tax of 35%. For Swiss resident individuals holding the shares as private assets, the dividend is in principle not subject to Swiss income tax.

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[4]

In Q4 2024, Sunrise reached a provisional tax settlement with the Canton Zurich tax authority, covering fiscal years 2019 – 2024 and amounting to ~CHF 60m. CHF 26m was paid in 2025 with the remainder expected to be paid in 2026. Adj. FCF excludes the tax-settlement-related charge and it is not included in the FY 2026 Guidance due to pre-funding of the tax settlement by Liberty Global.

[5]

Quantitative reconciliations to net earnings/loss (including net earnings/loss growth rates) and cash flow from operating activities for Adj. EBITDA, Adj. EBITDAaL and Adj. FCF guidance cannot be provided without unreasonable efforts as we do not forecast (i) certain non-cash charges including the components of non-operating income/expense, depreciation and amortisation, and impairment, restructuring and other operating items included in net earnings/loss from continuing operations, nor (ii) specific changes in working capital that impact cash flows from operating activities. The items we do not forecast may vary significantly from period to period, barring unforeseen events.

[6]	Excluding finance-lease additions, ice-hockey rights and M&A activity.
[7]	Capital expenditures as part of cash flows from investing activities.
[8]	Adjusted FCF excludes expenses related to the tax settlement and is not included in the guidance for the 2025 financial year due to Liberty Global’s pre-funding of the tax settlement.
[9]	To be proposed by the Sunrise Board of Directors upon achieving the guidance for the 2026 financial year and subject to approval by the Annual General Meeting.
[10]

Defined as the number of customers who subscribed to both a fixed broadband Internet service and post-paid mobile telephony service, divided by the total number of customers who subscribe to at least one fixed broadband Internet service.

[11]	Definition in accordance with the Sunrise Q2 2025 financial results presentation.
[12]	Excluding vendor finance and commitment fees.
[13]	IFRS, rebased.

The investor presentation is available on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors will begin at 10:00 CET.

Together with the 2025 annual results, Sunrise also published its 2025 Annual Report, which includes the Sustainability Report, in English on the Sunrise Investor Relations website under «Reports».

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

About Sunrise

Sunrise Communications AG (“Sunrise”), with its strong number-two position, is the leading challenger in the Swiss telecommunications market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive fixed-network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out through premium quality and is optimally positioned for growth. Leveraging its best-in-class, future-proof networks, Sunrise provides residential customers with high-quality mobile, landline, broadband and TV services, and supports business customers from a one-stop shop with 360° communications and integrated ICT solutions for connectivity, security and IoT, thereby accelerating their digitalisation.

As of the end of December 2025, the Sunrise customer base included around 3.16 million mobile, 1.28 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise fosters a dynamic and international environment where every voice is heard, perspectives are shared and values are respected. Sunrise firmly believes that equal opportunities for a diverse workforce are critical to the company’s success. Around 2,900 employees (FTEs) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment – reflecting the diversity of its customers. www.sunrise.ch

Forward-Looking Statements

This ad-hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial and operational information, including Sunrise’s 2026 Guidance and dividend growth expectations, its financial condition, results of operations, business, market share, network, subscription Revenue, Adjusted EBITDAaL, capital expenditures, Sunrise’s expected Adjusted Free Cash Flow generation, including the timing and expected use thereof, expectations with respect to customer trading volumes, Sunrise’s growth and other strategies, future growth prospects and anticipated methods of achieving growth, including its B2B strategies, expectations, plans and opportunities of Sunrise, including its new product and service offerings, as well as the expected timing and benefits to be derived therefrom, expectations with respect to net adds, including the reasons for such expectations, ongoing operational efficiencies, the macroeconomic environment, Sunrise’s future dividends and growth thereof, the amount, cost and tenor of Sunrise’s third-party debt and other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the spin-off of Liberty Global Ltd.’s Swiss telecommunications operations to Sunrise (the Transaction), unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise’s most recently filed Form 20-F and in subsequent reports filed with the SEC. These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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Appendix to the ad-hoc announcement pursuant to Article 53 LR

Non-IFRS Financial Measures This ad-hoc announcement includes financial measures that are not presented in accordance with International Financial Reporting Standards (IFRS), including Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL less P&E Additions, and Adjusted FCF.

Sunrise believes that Adjusted EBITDA and Adjusted EBITDAaL are meaningful measures because they provide a transparent view of Sunrise’s recurring operating performance, which is unaffected by its capital structure, and allow management to (a) readily identify operating trends, (b) perform analytical comparisons and benchmarking between segments, and (c) identify strategies to improve operating performance.

Sunrise also believes that Adjusted EBITDA and Adjusted EBITDAaL are useful to investors because they provide a basis for comparing Sunrise’s performance with that of other companies in the same or similar industries.

Reconciliation of non-IFRS financial measures

Net income – Adjusted EBITDAaL (CHF million)	Q4 2024	Q4 2025	12 months 2024	12 months 2025
Net income (loss)	(142.7)	(49.2)	(361.9)	(108.5)
Income tax expense (benefit)	(30.8)	(6.3)	(16.7)	(19.9)
Share of losses (gains) of affiliates	(3.9)	(1.3)	(1.3)	(5.9)
Net financial expense (income)	189.9	69.2	484.9	230.5

Operating income (loss)	12.5	12.4	105.0	96.2
Depreciation and amortisation (non-lease-related)	222.6	256.8	917.9	936.4
Depreciation of right-of-use assets	30.7	32.5	129.7	129.9
Share-based compensation expense	4.2	9.6	19.1	49.0
Impairment, restructuring and other operating items	22.7	(20.8)	49.8	(13.5)

Adjusted EBITDA (as reported)	292.7	290.5	1221.5	1198.0
Lease-related expenses	(49.8)	(47.8)	(199.4)	(191.1)

Adjusted EBITDAaL (ii) (as reported)	242.9	242.7	1022.1	1006.9
Rebase adjustment: Pro forma Transaction Costs(1)	5.1	—	7.8	—
Rebase adjustment: Transaction Related Costs(2)	1.3	—	(5.8)	—
Rebase adjustment: Transitional Services Agreements(3)	(3.2)	—	(25.7)	—

Adjusted EBITDAaL (ii) (rebased)	246.1	242.7	998.4	1006.9

Net cash provided by operating activities – Adjusted FCF (CHF million)	Q4 2024	Q4 2025	12 months 2024	12 months 2025
Net cash provided by operating activities	459.0	461.5	1279.1	1215.2
Interest paid	(70.6)	(20.7)	(420.2)	(261.3)
Interest-related derivative receipts (payments)	52.0	(2.7)	172.7	41.9
Vendor financing additions	108.1	102.0	363.4	405.7
Capital expenditures	(175.5)	(130.6)	(541.1)	(499.5)
Principal payments on vendor financing	(108.6)	(85.9)	(377.0)	(430.7)
Payments of lease liabilities	(20.7)	(20.7)	(114.4)	(121.0)

Adjusted Free Cash Flow (as reported)	243.7	302.8	362.5	350.2
Pro forma Transaction costs(1)	—	3.4	—	3.4
Rebase adjustment: Transaction Related Costs(2)	—	—	—	—
Rebase adjustment: Tax Audit(4)	—	—	—	26.1

Adjusted Free Cash Flow (rebased)	243.7	306.2	362.5	379.7

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Capital expenditures – P&E Additions (CAPEX) (CHF million)	Q4 2024	Q4 2025	12 months 2024	12 months 2025
Capital expenditures	175.5	130.6	541.1	499.5
Mergers and acquisitions (asset deals)	—	(4.4)	—	(10.2)
Recognition of sport-broadcasting rights	—	—	—	(218.7)
Assets acquired under vendor financing	16.1	9.2	52.1	57.5
Changes in current liabilities related to capital expenditures (including related-party amounts)	(50.2)	(22.3)	(83.3)	150.6

P&E Additions (CAPEX)	141.4	113.1	509.9	478.7

(1)

Represents certain one-time Sunrise spin-off-related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs as to not impact the underlying growth rates of the business for this non-organic impact.

(2)	Represents certain recurring spin-off-related standalone costs (adjusted in the prior-year comparison).
(3)

Represents one or more transitional service agreements pursuant to which LGE will provide Sunrise various administrative services to ensure an orderly transition following the spin-off. The services provided by LGE include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the spin-off, depending on the individual service elements. In addition, the transitional service agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof. The aggregate charges expected to be payable by Sunrise under the transitional service agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

(4)

In Q4 2024, Sunrise reached a provisional settlement with the Canton Zurich tax authority regarding a tax audit for years 2019 to 2021 performed during 2024. The provisional settlement figure agreed covered fiscal years 2019 to 2024 and amounted to approximately CHF 60m. As a result, Sunrise has recognised significant prior-year taxes in Q4 2024, which have been and will continue to be cash settled via amended returns at a cantonal level, primarily during 2025 and 2026.

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